Via EDGAR

January 21, 2014

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

cc: Mr. Stephen Kim

Re:	The Wendy’s Company

Form 10-K for the Fiscal Year Ended December 30, 2012

Filed February 28, 2013

File No. 001-02207

Dear Mr. Shenk:

We are responding in electronic form to your letter dated January 16, 2014 (the “Letter”) regarding The Wendy’s Company (“TWC” and, collectively with its subsidiaries, the “Company”) Annual Report on Form 10-K for the fiscal year ended December 30, 2012 (the “TWC 2012 10-K”).

Certain capitalized terms set forth in this letter and otherwise not defined herein are used as defined in the TWC 2012 10-K (including the documents incorporated by reference therein).

Your comment and the response of the Company are as follows:

Form 10-K for the Fiscal Year Ended December 30, 2012

Note 1: Summary of Significant Accounting Policies, page 64

1.	We note your response to prior comment 1. Please expand your disclosure in your Form 10-K for the fiscal year ended January 1, 2014 to disclose the effect of the corrections on each financial statement line item and per-share amounts affected for each period presented in your filing. Please also revise to disclose the nature of the income tax and depreciation adjustments.

Company Response

As requested in the Letter, we will expand our disclosure in our upcoming filing on Form 10-K to address the effect of the corrections on each financial statement line item and per-share amounts affected for each period presented in the filing. We will also narratively describe the nature of the income tax and depreciation adjustments.

In connection with our responses to your comments on the TWC 2012 10-K, (the “Filing”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (614) 764-6857 if you have questions regarding our responses.

Sincerely,

/s/ Steven B. Graham

Steven B. Graham

Senior Vice President and Chief Accounting Officer

cc:	Joseph Levato, Chairman, Audit Committee of the Board of Directors

Todd Penegor, Senior Vice President and Chief Financial Officer

James B. Redmond, Deloitte & Touche LLP